



17008515

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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| OMB Number: | 3235-0123 |
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| SEC FILE NUMBER |
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| 8-51431 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2016 AND ENDING 12/31/2016
                                         MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Merchant Partners LLC

| OFFICIAL USE ONLY |
|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
|---|

101 California Street, Suite 3260
_____(No. and Street)_____

San Francisco,                    CA                    94111
        (City)                         (State)                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brodie Cobb, CEO                                               (415) 449-2525
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
_____
                    (Name – *if individual, state last, first, middle name*)

One Market, Landmark, Suite 620   San Francisco           CA           94105
        (Address)                          (City)                 (State)        (Zip Code)

**CHECK ONE:**

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Brodie Cobb, CEO _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Merchant Partners LLC _____ , as of December 31 _____ , 20 16 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DIANE G. DURBIN
Commission # 2044042
Notary Public - California
San Francisco County
My Comm. Expires Oct 4, 2017

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T  415.974.6000
F  415.974.5488

www.eisneramper.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
 Presidio Merchant Partners LLC

We have audited the accompanying statement of financial condition of Presidio Merchant Partners LLC (the "Company") as of December 31, 2016.  This financial statement is the responsibility of the Company's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Presidio Merchant Partners LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

*EisnerAmper LLP*

San Francisco, CA
February 27, 2017

# Presidio Merchant Partners LLC

## Statement of Financial Condition

*December 31, 2016*

### Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,148,521 |
| Due from related party | | 99,302 |
| Accounts receivable, net | | 10,210 |
| Prepaid expenses | | 12,283 |
| Fixed assets, net | | 27,145 |
| **Total Assets** | $ | **2,297,461** |

### Liabilities and Member's Equity

**Liabilities:**

| | | |
|---|---|---:|
| Deferred revenue | $ | 250,000 |
| Accrued compensation | | 1,261,561 |
| Accrued other | | 4,792 |
| **Total liabilities** | | **1,516,353** |
| **Member's Equity** | | **781,108** |
| **Total Liabilities and Member's Equity** | $ | **2,297,461** |

*See accompanying Notes to Statement of Financial Condition*

## 1. The Company and Its Significant Policies

*The Company*

Presidio Merchant Partners LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a non-clearing broker-dealer and its operations consist primarily of providing investment banking advisory services. The Company is wholly owned by Presidio Financial Partners LLC (the Parent) doing business as The Presidio Group LLC.

*Basis of Presentation*

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

*Accounting Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

*Revenue Recognition*

Fee revenue consists of retainer fees and transaction-based success fees, which the Company earns for assisting its clients with mergers, acquisitions, restructurings, divestitures and private placements of equity and debt securities. Retainer fees are typically non-refundable and are due upon execution of an engagement agreement with a client. They may or may not be applied to subsequent success fees and are recognized when services for the transactions are complete or when an engagement is terminated. Transaction-based success fees are typically recognized at the completion of each transaction when (a) there is evidence of an arrangement with a client, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured. To the extent cash retainers are collected but not yet recognized as revenue, such fees are recorded as deferred revenue on the statement of financial condition.

Executed contracts are used by the Company to evidence its arrangements. The contracts state both the amounts for retainer fees and the transaction-based success fees. Due to the nature of the transactions, the Company believes collection of invoices is reasonably assured at the time of billing.

*Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less. There are no withdrawal restrictions. At times, cash balances held at financial institutions are in excess of the Federal Deposit Insurance Corporation's insured limits; however, the Company primarily places its temporary cash with high-credit quality financial institutions. The Company has never experienced any losses related to those balances.

*Fair Value of Financial Instruments*

Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 – inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 – unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The following table presents the carrying value and estimated fair values at December 31, 2016 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis and information on their classification within the fair value hierarchy. Such instruments are carried at amounts that are approximate fair value due to their short-term nature and generally negligible credit risk.

| Assets | Carrying Value | Level 1 | Level 2 | Total Estimated Fair Value |
|---|---|---|---|---|
| Cash and cash equivalents | $ 2,148,521 | $ 2,148,521 | $ - | $ 2,148,521 |
| Due from related party | 99,302 | | 99,302 | 99,302 |
| Accounts receivable, net | 10,210 | | 10,210 | 10,210 |
| Prepaid expenses | 12,283 | | 12,283 | 12,283 |
| Totals | $ 2,270,316 | $ 2,148,521 | $ 121,795 | $ 2,270,316 |

| Liabilities | | | | |
|---|---|---|---|---|
| Deferred revenue | $ 250,000 | $ - | $ 250,000 | $ 250,000 |
| Accrued compensation | 1,261,561 | | 1,261,561 | 1,261,561 |
| Accrued other | 4,792 | | 4,792 | 4,792 |
| Totals | $ 1,516,353 | $ - | $ 1,516,353 | $ 1,516,353 |

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

*Impairment of Long-Lived Assets*

The Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell. No impairment charge has been recorded to date.

*Income Taxes*

The company is a single member LLC and its income is reported by the Parent on its federal income tax return. The Parent files as a partnership in all relevant federal and state jurisdictions. Consequently, all tax effects of the Company's income or loss are passed through to the members of the Parent individually, and no federal or state income taxes are provided for in the financial statements of the Company. The Company pays annual California and Texas franchise taxes and an annual California State Limited Liability Company Fee which is based upon annual revenues.

The Company follows the guidance in ASC 740 (Accounting for Uncertainty in Income Taxes). This guidance clarifies the accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires expanded tax disclosures. The Company has determined that the Company does not have a liability for uncertain tax positions or unrecognized benefits. Accordingly, no provision for taxes is made in the accompanying financial statements.

2.   **Property and Equipment**

Details of property and equipment at December 31, 2015 are as follows:

| | | |
|---|---|---|
| Computer Equipment | $ | 30,582 |
| Less accumulated depreciation | | (3,437) |
| Property and equipment, net | $ | 27,145 |

## 3. Retirement Plans

The Company has a 401(K) plan that is available to all regular full-time employees. Employees become members and participants in the Plan upon meeting the plan's eligibility requirements. The Plan meets all the requirements of the Employee Retirement Income Security Act of 1974. During 2016, the Company expensed and paid matching contributions of $28,176. There were no profit sharing contributions during the year.   The 401(K) matching program was terminated as of September 30, 2016.

## 4. Concentrations of Risk

### Receivables

The Company's receivables are principally with companies in the United States of America. The Company performs ongoing credit evaluations and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

## 5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers".  There were no transactions in the Special Reserve Bank Account for the Exclusive Benefit of Customers during the year ended December 31, 2016.

## 6. Capital Contributions and Distributions

During the year, there were no capital contributions provided by the Parent to the Company.  The Company made distributions totaling $776,340 to the Parent during the year ended December 31, 2016.

## 7. Related Party Transactions

Periodically, the Company has outstanding payables and receivables arising from transactions with related companies. As of December 31, 2016, the Company had a receivable balance of $99,302 from the Parent.

Pursuant to an expense sharing agreement entered into by the affiliates of the Parent, the Company pays its allocated share of certain personnel and office expenses which include, among other things, rent, computer systems, telephones and supplies. These expenses are allocated to the Company based on the average number of people employed by the Company during the year or percentage of occupied square footage or any other reasonable agreed upon allocation methodology.

## 8. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.  As of December 31, 2016, the Company's net capital was $632,168, which was $531,078 above its net capital requirement of $101,090. The Company's aggregate indebtedness to net capital ratio was 2.3987 to 1.

## 9. Business Reorganization

Effective September 30, 2016 the Parent completed a reorganization of its business units. Under the terms of the reorganization the Company contributed certain assets and liabilities used in the technology and internet investment banking group (TEBS) to a newly formed entity, Presidio Technology Partners LLC (PTP). In exchange for the contribution of such assets and liabilities the Company received 100% of the membership interests in PTP and immediately distributed all such interests to the Parent. The PTP membership interests were further distributed to a former employee of the Company in connection with the employee's full redemption from the Parent.

Management valued the PTP membership interests at $0 at the time of acquisition and subsequent distribution of the membership interests. Approximately 46% of the Company's revenue and expenses was attributable to the TEBS business unit during the year ended December 31, 2016.

# Presidio Merchant Partners LLC

## Statement of Financial Condition
Year Ended December 31, 2016

# Presidio Merchant Partners LLC

## Statement of Financial Condition
### Year Ended December 31, 2016